KONA GOLD BEVERAGE, INC.

746 North Drive, Suite A

Melbourne, Florida 32934

October 26, 2020

VIA EDGAR TRANSMISSION

Jeff Gordon

Staff Accountant

Kevin Stertzel

Senior Accountant

Thomas Jones

Staff Attorney

Sherry Haywood

Senior Attorney

Office of Manufacturing

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re:	Kona Gold Beverage, Inc. (formerly known as Kona Gold Solutions, Inc.)
Registration Statement on Form S-1
Filed July 16, 2020
File No. 333-239883

Ladies and Gentlemen:

Kona Gold Beverage, Inc. (formerly known as Kona Gold Solutions, Inc.), a Delaware corporation (the “Company”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated August 12, 2020 (the “Comment Letter”), with respect to our Registration Statement on Form S-1, filed with the Commission on July 16, 2020 (the “Registration Statement”).

This letter, filed in connection with our filing of Pre-effective Amendment No. 1 to the Registration Statement (the “Amendment No. 1”), sets forth the comments of the Staff in the Comment Letter and our responses.

Registration Statement on Form S-1 filed July 16, 2020

General

1.	In a PIPE transaction, a registered resale of securities is permitted where the investor is irrevocably bound to purchase a set number of securities for a set purchase price that is not based on a market price or a fluctuating ratio. In addition, there can be no conditions that an investor can cause not to be satisfied, including conditions related to market price of the securities or investor’s satisfactory completion of its due diligence requirements. It appears that the debentures and warrants are convertible into common stock at a formula that is tied to your market price. Also, it appears that the investor is not irrevocably bound to purchase the convertible debentures. Without limitation, we refer to: (1) Sections 8(a)(v), (vi), (viii), 8(b)(ii) and (vi) and 8(c)(vi) of the Securities Purchase Agreement that the company shall provide the investor documents in a form satisfactory to the investor; (2) Section 8(c)(vii) that following effectiveness of the registration statement, the investor will purchase the third debenture provided your common stock is trading at a price per share of $0.03 or greater; and (3) Section 12(a) that the investor may assign their rights under the agreement. Accordingly, please withdraw your current registration statement and file a new registration statement, along with an amended Securities Purchase Agreement, Secured Convertible Debenture and Warrant, if applicable, or provide us with your analysis as to your eligibility to register the resale of the common stock underlying the convertible debentures and warrants at this time. For guidance, refer to Question 139.11 of the Division of Corporation Finance’s Securities Act Sections Compliance and Disclosure Interpretations which can be found on the Commission’s web site.

Response:

Section 8 of the Purchase Agreement

We acknowledge the Staff’s comment and in partial response thereto, YAII PN, Ltd. (the “Selling Stockholder”) has (i) waived Section 8(c)(viii) of the Securities Purchase Agreement between the Selling Stockholder and us, dated as of May 14, 2020 (the “SPA”), which previously had required our common stock to be trading at a price of at least $0.03 per share for the Third Closing (as defined in the SPA) to occur, (ii) confirmed in the waiver that the Selling Stockholder’s intention was that the Officer’s Certificates previously provided to by it in the First Closing (as defined in the SPA) and Second Closing (as defined in the SPA) would be sufficient for the Third Closing, and (iii) waived Section 8(c)(iii) of the SPA, which previously had required that our common stock be authorized for quotation or trading on the primary market and that trading in our common stock had not been suspended in order for the Third Closing to occur. The waiver (the “Waiver” and, together with the SPA, the “Purchase Agreement”) is filed with Amendment No. 1 as Exhibit 10.29.

As telephonically communicated to Mr. Tom Jones on August 20, 2020 and for the reasons detailed below, we believe that the provisions of the Purchase Agreement and the secured convertible debentures (collectively, the “Debentures”) have characteristics of both a PIPE transaction and an equity line transaction. However, we believe that the transactions are consistent with the Staff’s guidance regarding when an investor in a PIPE transaction is deemed to be irrevocably bound to purchase the securities and when the associated private placement is deemed to be completed. Based on the analysis and facts set forth below, we respectively request that the Staff concur with our view that the Selling Stockholder is irrevocably bound to purchase the Third Convertible Debenture (as defined in the Purchase Agreement) and that the Purchase Agreement, the Waiver, and the Debentures do not grant the Selling Stockholder a further investment decision or render the subject private offering incomplete under the Staff’s prior guidance in Compliance and Disclosure Interpretations (“C&DIs”) Question 139.06 and Question 139.11.

The Purchase Agreement contemplates three closings. The First Closing (as defined in the Purchase Agreement), occurred on or about May 14, 2020, the date we entered into the SPA. We issued to the Selling Stockholder the First Convertible Debenture (as defined in the Purchase Agreement) in the amount of $250,000 and a Warrant (as defined in the Purchase Agreement) exercisable for up to 20 million shares of our common stock. The Second Closing (as defined in the Purchase Agreement), occurred on or about July 16, 2020, the date that we filed the Registration Statement. We issued to the Selling Stockholder the Second Convertible Debenture (as defined in the Purchase Agreement) in the amount of $250,000. The Third Closing, at which we will issue to the Selling Stockholder the Third Convertible Debenture in the amount of $500,000, is anticipated to occur upon effectiveness of the Registration Statement.

C&DIs Question 139.06 permits “the resale registration statement [to] be filed if securities are privately placed, with the closing of the private placement contingent on filing or effectiveness of a resale registration statement. At the time of filing the registration statement, the purchasers in the private placement must be irrevocably bound to purchase the securities subject only to the filing or effectiveness of the registration statement or other conditions outside their control, and the purchase price must be established at the time of the private placement. The purchase price cannot be contingent on the market price at the time of effectiveness of the registration statement” (emphasis added).

C&DIs Question 139.11 permits a company to register the resale of securities when the investor is “irrevocably bound to purchase a set number of securities for a set purchase price that is not based upon market price or a fluctuating ratio. . .” C&DIs Question 139.11 further provides that, “there can be no conditions to closing that are within an investor’s control or that an investor can cause not to be satisfied. For example, closing conditions in capital formation transactions relating to the market price of the company’s securities or the investor’s satisfactory completion of its due diligence on the company are unacceptable conditions.”

Pursuant to the terms of the Purchase Agreement, and in accordance with the above-referenced Staff guidance, we believe the Selling Stockholder was irrevocably bound to purchase a set number of securities (i.e., the First Convertible Debenture, the Warrant, the Second Convertible Debenture, and the Third Convertible Debenture) for a set purchase price (i.e., $250,000 for each of the First Convertible Debenture and the Second Convertible Debenture and $500,000 for the Third Convertible Debenture) that is not based upon market price or a fluctuating ratio either at the time of effectiveness or any subsequent date and there are no closing conditions that are within the Selling Stockholder’s control or that the Selling Stockholder could cause not to be satisfied.

Specifically, Sections 8(a)(v), (vi), and (viii) of the SPA were satisfied at or prior to the First Closing and, similarly, Sections 8(b)(ii) and (vi) of the SPA were satisfied at or prior to the Second Closing.

Section 8(c) of the SPA sets forth the conditions precedent to the Selling Stockholder’s obligations to purchase the Third Convertible Debenture. Section 8(c)(i) requires the Registration Statement to have been declared effective. This condition is in compliance with C&DIs Question 139.06. With respect to Section 8(c)(ii) of the SPA, prior to filing the Registration Statement, we increased the authorized shares of our common stock to at least 1,500,000,000; thus, this condition has already been satisfied (and was outside of the Selling Stockholder’s control). The Selling Stockholder waived the condition set forth in Section 8(c)(iii) requiring that our common stock be authorized for quotation or trading on the primary market and that trading of our common stock has not been suspended for any reason. To be fair, our common stock was authorized for quotation on the primary market prior to filing the Registration Statement, and remains quoted. Thus, we believe that the Selling Stockholder is not really substantially waiving this condition. We submit that the conditions set forth in Section 8(c)(iv) and (v) are customary for PIPE and similar transactions and that these conditions are entirely outside of the control of the Selling Stockholder because the Selling Stockholder has no control over whether these events occur. Further the conditions set forth in Section 8(c)(iv) and (v) are the same conditions that were satisfied in connection with the First Closing and the Second Closing. With respect to Section 8(c)(vi) of the SPA, the Selling Stockholder has acknowledged and confirmed in the Waiver that the Officer’s Certificates provided to the Selling Stockholder in both the First Closing and the Second Closing are sufficient for purposes of the Third Closing and no additional Officer’s Certificate will be required for the Third Closing. The Selling Stockholder also waived the condition set forth in Section 8(c)(vii) requiring that our common stock be trading at a certain price per share. Finally, we submit that the Selling Stockholder has no control over whether we are current in all of our OTC Markets Group Inc. (“OTC Markets”) filings as set forth in Section 8(c)(viii); thus, this condition is in compliance with C&DIs Question 139.06. Until the Commission declares the Registration Statement effective, at which time the Third Closing is expected to occur, we will not have an obligation to file any reports or other filings with the Commission. Accordingly, the requirement in Section 8(c)(viii) to be current in all of our Commission filings will not affect whether the Third Closing occurs or not (because there is no requirement to file reports with the Commission until after the Third Closing).

Accordingly, we submit that, in compliance with CD&Is Questions 139.06 and 139.11, the conditions set forth in Section 8 of the SPA are entirely outside the control of the Selling Stockholder, as the Selling Stockholder has no control over whether any of the events included therein occur. Further, we believe that the conditions set forth in Section 8 of the SPA are customary for PIPE and similar transactions and have been included in similar transactions that the Staff has reviewed previously and for which resale registration statements were declared effective. For example, we respectfully direct the Staff’s attention to the following registration statements on Form S-1:

●	Virtus Oil and Gas Corp., Registration Statement on Form S-1 (Registration No.: 333-205237), declared effective on August 10, 2015;

●	HydroPhi Technologies Group, Inc., Registration Statement on Form S-1 (Registration No.: 333-195686), declared effective on July 25, 2014;

●	Guided Therapeutics, Inc., Registration Statement on Form S-1 (Registration No.: 333-195603), declared effective on May 12, 2014; and

●	Armco Metals Holdings, Inc., Registration Statement on Form S-1 (Registration No.: 333-193103), declared effective February 14, 2014.

Section 12 of the SPA

As we telephonically communicated to Mr. Jones on August 20, 2020, and for the reasons set forth below, we do not believe that Section 12 of the SPA impacts the Selling Stockholder’s obligation to purchase the Third Convertible Debenture. Based on the analysis set forth below, we respectfully request that the Staff concur with our view that the Selling Stockholder is irrevocably bound to purchase the Third Convertible Debenture and that Section 12 of the SPA, which permits the Selling Stockholder to assign its rights and obligations with our written consent, does not impact its obligation to purchase the Third Convertible Note.

Section 12(a) of the SPA (i) states that the SPA is binding upon and inures to the benefit of the parties thereunder and their respective successors and assigns and (ii) prohibits the assignment of the Purchase Agreement or any rights or obligations thereunder without the prior written consent of the other party. First, if the Selling Stockholder desired to assign its rights or obligations under the SPA, we would have to provide our written consent. Thus, the ability to assign is not within the Selling Stockholder’s control; rather, it is under our control.

Secondly, Section 12(a) of the SPA does not relieve or permit the transfer of the Selling Stockholder’s obligation to purchase the Third Convertible Debenture if the conditions to the Third Closing are otherwise satisfied. When an agreement is assigned, the assigning party remains liable for the performance of the contract and the non-assigning party can sue the assignor for breach. Thus, (i) even were we to consent to the Selling Stockholder’s assignment of its obligation under the SPA pursuant to Section 12(a) thereof, (ii) the conditions set forth under Section 8(c) of the SPA were met as of the Third Closing, and (iii) the assignee were to fail to purchase the Third Convertible Debenture pursuant to the terms of the SPA, then we would still be entitled to seek damages from the Selling Stockholder for the breach of its purchase obligation pursuant to the SPA.

Further, we respectfully assert that the concept of assignment differs from novation. In a novation, the assigning party is discharged from the transaction without any further rights or obligations. If the assignee breaches the novation agreement, the counter-party to the SPA (or, in this case, we) can sue both the assignee (or, in this case, the new selling stockholder) and the assignor (or, in this case, the Selling Stockholder).

Accordingly, we respectfully submit that Section 12(a) of the SPA does not impact the Selling Stockholder’s obligation to purchase the Third Convertible Debenture pursuant to the SPA or our ability to enforce remedies against the Selling Stockholder for its failure to purchase the Third Convertible Debenture as set forth in the SPA.

Waiver

We do not believe that the act of entering into the Waiver negatively impacts whether the PIPE transaction was complete at the time we filed the Registration Statement. In particular, we respectfully direct the Staff’s attention to the following registration statements on Form S-1, each of which represents a transaction in which the issuer amended the transaction documents after filing the initial registration statement and such registration statement was declared effective by the Staff (without the Staff contending that the act of amending the transaction documents adversely affected the completeness of the transaction):

●	Thunder Energies Corporation, Registration Statement on Form S-1 (File No.: 333-233355); and

●	Virtus Oil and Gas Corp., Registration Statement on Form S-1 (File No.: 333-205237.

Conclusion

Based on the foregoing, we respectfully submit that the Selling Stockholder is irrevocably bound to purchase the Third Convertible Debenture and the transaction is in compliance with the Staff’s guidance on registering the resale of PIPE transactions, as set forth in the C&DIs. Further, we respectfully submit that we are eligible to register the resale of our common stock underlying the Debentures and the Warrant at this time.

2.	If you intended to register the common stock as if the transaction is an indirect primary offering, you are not eligible to do so as you are not eligible to use Form S-3 and, therefore, may not offer shares at market prices, as your prospectus cover page and Plan of Distribution seem to contemplate, as this would be inconsistent with Rule 415(a)(4). Refer to Question 139.11 of the Securities Act Sections Compliance and Disclosure Interpretations.

Response:

We acknowledge the Staff’s comment, but for the reasons set forth in Response No. 1 above, and for the reasons set forth below, we respectfully submit that the offering contemplated by the Registration Statement is a valid secondary offering of our common stock by or on behalf of the Selling Stockholder that may be registered for resale on a continuous basis pursuant to Rule 415(a)(1)(i).

Rule 415 Analysis

Rule 415(a)(1)(i) of the Securities Act of 1933, as amended (the “Securities Act”), provides that securities may be registered for an offering to be made on a continuous or delayed basis in the future, provided that the registration statement pertains only to securities “which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or person of which the registrant is a subsidiary.” Thus, Rule 415(a)(1)(i) permits an issuer to register securities to be sold on a delayed or continuous basis by the Selling Stockholder in a secondary offering.

Further, in C&DIs Question 612.09, the Staff recognized the importance of the characterization of an offering as a primary offering or as a secondary offering, and identified the relevant factors that should be analyzed in determining the characterization of an offering. Specifically, C&DIs Question 612.09 provides that:

“It is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling stockholders are actually underwriters selling on behalf of an issuer. Underwriter status may involve additional disclosure, including an acknowledgement of the seller’s prospectus delivery requirements. In an offering involving Rule 415 or Form S-3, if the offering is deemed to be on behalf of the issuer, the Rule and Form in some cases will be unavailable (e.g., because of the Form S-3 “public float” test for a primary offering, or because Rule 415(a)(1)(i) is available for secondary offerings, but primary offerings must meet the requirements of one of the other subsections of Rule 415). The question of whether an offering styled [as] a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which the received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.”

We reviewed the factors set forth in C&DIs Question 612.09 and analyzed each of those factors as applied to our PIPE transaction. As set forth in more detail below, based on our consideration of the totality of the facts and circumstances of the transaction and each of the factors in C&DIs Question 612.09, we believe that the proposed resale of the shares (the “Registered Shares”) by the Selling Stockholder as contemplated by the Registration Statement should be characterized as a secondary offering; thus, all of the Registered Shares can be registered for resale by the Selling Stockholder pursuant to Rule 415(a)(1)(i).

How long has the Selling Stockholder held the securities?

The First Closing took place in May 2020. The Second Closing took place in July 2020. The Third Closing is anticipated to occur upon effectiveness of the Registration Statement. C&DIs Question 139.11 provides in relevant part that: “[i]n a PIPE transaction, a company will be permitted to register the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement…The closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registration statement.”

C&DIs Question 139.11 contemplates that a valid secondary offering could occur immediately following the closing of the private placement. This concept comports with longstanding customary practice with PIPE transactions. In most PIPE transactions, a registration statement is required to be filed shortly after closing (often 30 to 45 days) and declared effective shortly thereafter (typically 90 to 150 days after closing). We are not aware of the Staff taking the position that the period of time elapsing between closing and the effectiveness of a registration raises concerns about whether the offering is a valid secondary offering. Indeed, we believe that such a position would be contrary with C&DIs Question 139.11, which allows inclusion of the securities sold after a registration statement is filed if the registration statement is not yet effective.

The Selling Stockholder has borne the investment risk of our securities it has bought and will continue to bear this investment risk for a potential substantial additional period before it can make significant resales of such securities. Because the Selling Stockholder has been, and will continue to be, subject to market risk if the market price of our common stock declines, its willingness to participate in the private placement financing with the knowledge that it may not be able to exit its position at a profit and its ability fully to exit its position would likely be restricted for an extended period of time provides evidence that it purchased such securities with the intent to invest (and not with the intent to effect an immediate distribution, as an underwriter would have).

The factors discussed above support the conclusion that the offering pursuant to the Registration Statement is a valid secondary offering.

The circumstances under which the Selling Stockholder received the securities

The securities were issued and sold to the Selling Stockholder in an arm’s-length private placement transaction that complied in all respects with C&DIs Questions 139.06 and 139.11 and Section 4(a)(2) of the Securities Act. Pursuant to Section 3 of the SPA, the Selling Stockholder has represented to us that:

●	“[it] is acquiring the [s]ecurities for its own account for investment only and not with a view towards, or for resale in connection with, the public sale or distribution thereof, except pursuant to sales registered or exempted under the Securities Act”; and

●	“[it] does not presently have any agreement or understanding, directly or indirectly, with any corporation, association, partnership, organization, business, individual, government or political subdivision thereof or governmental agency to distribute any of the [s]ecurities”.

We are not aware of any evidence that would indicate that these representations are false. The gross cash proceeds from the First Convertible Debenture and the Second Convertible Debenture went directly to us, and the gross cash proceeds from the Third Convertible Debenture will also go directly to us. Neither the Selling Stockholder nor any of our affiliates received or will receive any compensation from us in connection with the PIPE transaction or any future exercise of the Warrant. Additionally, as set forth in the Registration Statement, except for proceeds from the exercise of the Warrant, we will not receive any proceeds from the sale of the Registered Shares by the Selling Stockholder.

The Selling Stockholder is not acting on our behalf with respect to the registration of the Registered Shares for resale under the Registration Statement and, other than the registration rights granted to the Selling Stockholder, we have no contractual relationship with the Selling Stockholder that would control the timing, nature, and amount of resales of the Registered Shares or whether such Registered Shares are ever resold under the Registration Statement, otherwise. The existence of the Registration Rights Agreement, dated May 14, 2020, by and between the Selling Stockholder and us (the “Registration Rights Agreement”) and piggyback registration rights set forth therein are not, in and of themselves, evidence of an intent on the part of the Selling Stockholder to sell any or all of its Registered Shares, much less to sell or distribute the securities on our behalf. In addition, there are a number of reasons, other than to effect an immediate sale, why investors generally prefer securities to be registered. For example, the act of registering securities allows investors to take advantage of market opportunities or to liquidate their investment if there is a fundamental shift in their original investment determination about the issuer. The Selling Stockholder made an investment decision as of the closing of the private placement financing and has borne and continues to bear the risk of ownership of the Registered Shares since the date of purchase.

Importantly, the registration of the Registered Shares was a contractual obligation of ours following the First Closing. As a result, and as noted in above, the Selling Stockholder has borne, and continues to bear, the risk that we fail or are unable to register those shares, as well as other risks attendant to stock ownership, including that the market price of our common stock could fall. These market risks, to which the Selling Stockholder became subject to on May 14, 2020 (the “Effective Date”), further support the proposition that the secondary offering being registered by the Registration Statement is not being made by or on our behalf or with the intent to effect a distribution by us.

We are not aware of any evidence that any agreement or understanding exists with respect to the Selling Stockholder to effect a distribution of the Registered Shares. In fact, as set forth in Section 3(a) of the SPA, the Selling Stockholder has represented to us that it “does not presently have any agreement or understanding, directly or indirectly, with any corporation, association, partnership, organization, business, individual, government or political subdivision thereof or governmental agency to distribute any of the [s]ecurities.” As a result, the circumstances under the which the Selling Stockholder received the securities in the PIPE transaction further support the proposition that the offering for resale of the Registered Shares by the Selling Stockholder under the Registration Statement is a secondary offering and not a primary offering.

The Selling Stockholder’s relationship to us

As disclosed in the Registration Statement, the Selling Stockholder has indicated to us that neither it nor any of its affiliates has held any position or office or has had any other material relationship with us currently or in the past three years.

Amount of shares being registered

The ability to effect a secondary offering under Rule 415(a)(i)(1) depends on whether the offering is made by the Selling Stockholder or deemed to be made by or on our behalf, as the issuer. To reach a conclusion that an offering is being made on our behalf, one must first conclude that the Selling Stockholder is seeking to effect a distribution of the applicable securities. If the primary concern is that a distribution is taking place, then the number of securities being registered should be one of the least important factors in the analysis. Clearly, an illegal distribution of securities can take place when the amount of securities involved is even a small number and, conversely, a valid secondary offering can take place when the amount of securities involved is a large percentage of the issuer’s outstanding capital stock. Moreover, reducing the number of securities being registered would not change the circumstances of a proposed offering. If the Selling Stockholder is acting as a mere conduit for us, then reducing the number of securities being sold by it would not change its lack of investment intent or its ability to effect a distribution if, in fact, that was its intent.

A focus on the number of securities being registered in relation to the issuer’s outstanding securities or public float in determining whether an offering is a primary or a secondary offering would have a disproportionate impact on smaller companies, such as us, that often have more limited options to raise funds. As a result, a focus on the number of securities being registered by smaller companies seems inconsistent with the Commission’s public commitment to small business issuers. Further, the enactment of the Jumpstart Our Business Startups Act in 2012 demonstrates that Congress is focused on making access to the capital markets easier, not harder, for smaller companies.

We acknowledge the large number of Registered Shares covered by the Registration Statement relative to the public float of our common stock, but respectfully submit to the Staff that the number of Registered Shares is merely a mathematical result of the size of the investment, the price per share of our common stock, and our market capitalization, rather than an indicator of a primary public offering. The price and quantity at which we sold our securities in the private placement financing was primarily the result of the market condition at the time of the negotiation of the terms of the transaction. The large number of Registered Shares that we now propose to register is not indicative of any distribution intent of the Selling Stockholder. Rather, it is indicative of the size, nature, and terms of the private placement in which such securities were issued and sold by us.

We understand that the Staff may look more closely at a secondary offering seeking to register more than approximately one-third of the issuer’s public float in order to examine whether the secondary offering might be a “disguised” primary offering for Rule 415 purposes. However, we further understand that this one-third test is intended to be a mere screening tool and is not intended to substitute for an analysis of the factors cited in C&DIs Question 612.09 that are discussed above and below.

In addition, we understand that the Commission has not strictly applied this one-third test if a private placement financing does not involve “toxic securities.” The Debentures and the Warrant only have customary anti-dilution protections. The Debentures also have a conversion price that is set at the lower of (i) the fixed conversion price, which is $0.05 per share, subject to adjustment (the “Fixed Conversion Price”) or (ii) 80% of the lowest daily volume weighted average price (“VWAP”) of our common stock during the 15 trading days immediately preceding the conversion date (the “Market Conversion Price”). As of the date of filing of the Amendment No. 1, 778,052,603 shares of our common stock were issued and outstanding. If our chief executive officer were to exercise (A) his conversion rights and convert all of his shares of (i) Series B Preferred Stock into 488,000 shares of our common stock, (ii) Series C Preferred Stock into 140 shares of our common stock, and (iii) Series D Preferred Stock into 500,000,000 shares of our common stock and (B) his issuance rights and request us to (i) issue 169,999,860 shares of our common stock to him that are issuable in respect of certain accruals for compensation previously earned by him and (ii) issue 650,000 shares of our Series B Preferred Stock that are issuable to him in respect of certain accruals for compensation previously earned by him and then were to convert all of such shares into 650,000 shares of our common stock, then the number of issued and outstanding shares of our common stock would increase by 671,138,000 shares. As a result of such prospective issuances, 1,449,190,603 shares of our common stock would be issued and outstanding.

By way of comparison and initially cognizant that the one-third public float screening test analysis below does not exclude issued and outstanding shares owned of record and beneficially by Mr. Clark, if the maximum number of shares of our common stock that are the subject of the Registration Statement (125,947,397) were to be issued, such amount would represent approximately 16.2% of our then-issued and outstanding common stock (assuming Mr. Clark does not take any of the conversion or issuance actions referenced above) or half that percentage (marginally less than 8%) if Mr. Clark were to take all of such actions.

When we analyze the one-third public float screening test after excluding all of Mr. Cark’s above-described prospective issuances, Mr. Clark is the record and beneficial owner of only 17,100,000 shares of our common stock. The other directors and named executive officers are the record and beneficial owners of an aggregate of 25,500,000 shares of our common stock.1 Thus, after deducting the record and beneficial holdings of all such persons (42,600,000 shares), 735,452,603 shares of our common stock would remain issued and outstanding for purposes of this analysis. Utilizing that “net of affiliate shares” calculated number, and issuing to the Selling Stockholder the maximum number of shares of our common stock that are the subject of the Registration Statement (125,947,397), the percentage of shares to be issued to the Selling Stockholder would represent approximately 14.6% of our then-issued and outstanding common stock, materially below the one-third screening test threshold. Under no circumstances do we reach more than 50% of the one-third public float screening test.

Even if the Selling Stockholder were (i) partially to convert that portion of the Debentures2 to the maximum number permitted by the Debentures’ 4.99% blocker provision3, (ii) instantly to resell all of those “conversion shares” into the public markets, and (iii) repetitively to convert another portion of the unconverted Debentures, again to the maximum number permitted by the 4.99% blocker provision, and resell those “repetitive” shares into the public markets, a natural barrier to such endless or toxic conversions exists.

For example, if the Selling Stockholder could convert the Debentures as of the date of this letter, it would utilize the Market Conversion Price (as that term is defined in the Debentures), which would be approximately 1.6¢ per share (80% of the lowest daily VWAP of our common stock during the 15 trading days immediately preceding the conversion date, which, for this analysis, we presume to be 2.0¢). Subject to the 4.99% blocker, the Selling Stockholder’s initial conversion would result in our issuing to it a maximum of approximately 40,863,000 million shares of our common stock (equivalent to approximately $654,000 of principal of the Debentures). That would leave approximately 65,100,000 registered shares available for its subsequent conversions of the Debentures and approximately $356,000 of principal owning under the Debentures. If, at the time of the second conversion, the lowest daily VWAP had declined to 1¢ (50% from the lowest daily VWAP at the first conversion), then the Market Conversion Price would become .08¢ for the second conversion. We would then issue slightly less than a maximum of approximately 44,500,000 shares of our common stock for most of the approximately $356,000 remaining principal owning under the Debentures. That would leave slightly more than approximately 20,600,000 registered shares available for a third conversion and mostly of only interest owing under the Debentures. The number of conversion shares under such a third conversion should require fewer shares than the remaining number of registered shares. Thus, the Selling Stockholder would have converted our entire obligation to it under the Debentures with a one- or two-step decrease in our VWAP during the conversion period. If, during this conversion process, the VWAP were to decrease more significantly than as hypothesized above or if the Selling Stockholder were to convert amounts owing under the Debentures in a more limited fashion so as not to approach the 4.99% blocker each time and if the VWAP were to decline between the potential small conversions, then there would not be sufficient registered shares available for the Selling Stockholder to continue its conversions – a built-in natural barrier to toxicity.

Further, the overhang on our VWAP caused by the potential dilution of the issuance of up to 671,138,000 shares of our common stock to Mr. Clark (as noted above) is far greater than the dilution that might result from the issuance to the Selling Stockholder of a maximum of the 105,947,397 shares of our common stock being registered by the Amendment No. 1 for its conversion rights under the Debentures.

[1]	There are no five percent holders of shares of our common stock.
[2]	In this analysis, we have intentionally not discussed repetitive exercises of the Warrant, inasmuch as its exercise price is fixed and does not have an analogous Market Exercise Price provision. Thus, although we do not consider the Debentures to be “toxic securities,” it is clear that the Warrant could not be so characterized.
[3]	We recognize that, upon 65 days’ prior written notice to us, the Selling Stockholder could increase the 4.99% blocker provision to 9.99%, such an action does not change the natural barrier analysis. If anything, it reduces the possible number of “convert and sell” transactions by the Selling Stockholder.

Finally, as noted above, the Commission has historically been concerned about the distribution of “toxic” convertible securities with floating conversion prices issued to investors, who appear to seek immediate resale of the conversion shares, such that they were not at market risk and the public stockholders were subject to substantial dilution and often substantial reductions in trading prices. We have already analyzed potential dilution and trading price issues. Now, we note that, as of the date of this letter, the Selling Stockholder has held the first 25% of its investment for more than five months and the second 25% of its investment for more than three months. We also note that the Fixed Conversion Price of the Debentures and the Exercise Price of the Warrant (as that term is defined therein) were both set materially above the VWAP of our common stock as of the date of the Selling Stockholder’s purchases of the Warrant and the first two of the three Debentures and, based upon the recent trading prices of our common stock, we expect the same eventuality will occur in respect of the third Debenture. Lastly, we note that, in C&DIs Question 612.12, the Staff permitted affiliates to effect a block sale of 73% of the issued and outstanding shares of a specific issuer under Rule 415(a)(1)(i). This interpretation makes clear that percentage of shares of an issuer’s equity, on a stand-alone basis, does not convert a secondary transaction into a primary offering for an affiliate – an analysis that we suggest that the Commission need not even undertake in respect of our company, as the Selling Stockholder is not, and has never been, an affiliate of ours.

As set forth in this analysis, each of these other factors supports the conclusion that the private placement financing was a valid private placement in which the Selling Stockholder acquired the securities as an investment, subject to continuing substantial and material market risk, and that the offering of the Registered Shares for resale by the Selling Stockholder pursuant to the Registration Statement constitutes a valid secondary offering.

We further submit that limiting the resale offerings to those involving one-third or less of an issuer’s public float seems to contradict other interpretative positions of the Staff. For example, C&DIs Question 612.12 describes a situation in which a holder of well over one-third of the issuer’s outstanding stock is able to effect a valid secondary offering. The C&DIs provide, in relevant part, as follows:

“A controlling person of an issuer owns a 73% block. That person will sell the block in a registered “at-the-market” equity offering. Rule 415(a)(4) applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).”

In addition, C&DIs Question 216.14 regarding the use of Form S-3 to effect a secondary offering, provides as follows:

“Secondary sales by affiliates may be made under General Instruction I.B.3. to Form S-3 [relating to secondary offerings], even in cases where the affiliate owns more than 50% of the issuer’s securities, unless the facts clearly indicate that the affiliate is acting as an underwriter on behalf of the issuer.”

These interpretive positions make clear that the amount of securities offered, whether by an affiliate or otherwise, is not the determinative factor when considering whether an offering is properly characterized as a secondary offering. In fact, these interpretative positions indicate that the number of securities being registered is only relevant where the other facts “clearly indicate” that the offering is not a secondary offering. In this case, as described in the analysis above and below, the other facts regarding the private placement financing and the Selling Stockholder indicate that the offering of all of the Registered Shares for resale by the Selling Stockholder pursuant to the Registration Statement is properly characterized as a secondary offering permitted under Rule 415(a)(1)(i).

Whether the Selling Stockholder is in the business of underwriting securities

To our knowledge, the Selling Stockholder is not a registered broker-dealer or an affiliate of a broker-dealer.

Section 2(a)(11) of the Securities Act defines an underwriter as “any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking …” As noted above, the Selling Stockholder made specific representations to us that:

●	“[it] is acquiring the [s]ecurities for its own account for investment only and not with a view towards, or for resale in connection with, the public sale or distribution thereof, except pursuant to sales registered or exempted under the Securities Act”; and

●	“[it] does not presently have any agreement or understanding, directly or indirectly, with any corporation, association, partnership, organization, business, individual, government or political subdivision thereof or governmental agency to distribute any of the [s]ecurities”.

There is no evidence to suggest that any of these representations were false. As a result, since there is no distribution of securities by the Selling Stockholder on our behalf, there is no underwriting and the Selling Stockholder should not be characterized as an underwriter within the meaning of the Securities Act.

Accordingly, we believe that none of the characteristics commonly associated with acting as an underwriter is present with respect to the Selling Stockholder in the private placement financing.

Whether under all the circumstances it appears that the Selling Stockholder is acting as a conduit for us

Based on the foregoing analysis and the totality of the facts and circumstances, we believe that the facts do not support the determination that the Selling Stockholder is acting as a conduit for us in connection with the offering of the Registered Shares for resale under the Registration Statement. As noted above, the Selling Stockholder made specific representations to us that it acquired the securities for investment purposes and not for distribution and is not an underwriter or dealer in any of the purchased securities, nor is it participating, pursuant to a contractual agreement or otherwise in the distribution of the purchased securities. There is no evidence to suggest that any of these representations were false when made or as of the date of this letter.

For all of the reasons set forth above, we respectfully submit to the Staff that the proposed resale of Registered Shares by the Selling Stockholder as contemplated by the Registration Statement should appropriately be characterized as a secondary offering that is eligible to be made under Rule 415(a)(1)(i).

General Comment, page ii

3.	We note from footnote (1) to your fee table that you are registering for resale an indeterminate number of shares of common stock. Please note that you may not rely on Rule 416 to register for resale an indeterminate number of shares that you may issue under a conversion formula. Revise your filing to register for resale the maximum number of shares that you think you may issue upon conversion, based on a good-faith estimate and, if the estimate turns out to be insufficient, the company must file a new registration statement to register the additional shares for resale. For guidance, refer to Question 213.02 of the Division of Corporation Finance’s Securities Act Rules Compliance and Disclosure Interpretations which can be found on the Commission’s web site.

Response:

The Registration Statement registered only the maximum number of shares of common stock issuable upon conversion of the Debentures and the exercise of the Warrant based on “a good-faith estimate” as of the date of the Registration Statement. The Debenture is convertible at any time at the lower of (i) the Fixed Conversion Price or (ii) the Market Conversion Price. The Warrant is exercisable at an exercise price of $0.05 per share, subject to adjustment. The number of shares of common stock registered for resale represents the 20 million shares underlying the Warrant and 105,947,397 shares potentially issuable under the Debentures. The “Debenture number” was initially a higher number, calculated in accordance with the original terms of an early draft of the SPA (the final, executed copy of which was filed as Exhibit 10.1 to the Registration Statement). Prior to the execution and delivery of the SPA, that initial number was reduced to the number referenced in the Registration Statement due to the number of shares of our common stock that were then available for issuance to the Selling Stockholder if it were to convert the Debentures. Based upon (i) the possibility that the conversion(s) may be converted at the Market Conversion Price and (ii) the current lack of a request to our transfer agent by the Selling Stockholder that the number of reserved shares be increased, we believe that the number of common shares that are the subject of the Registration Statement reasonably constitutes our accurate “good-faith estimate.” (Please also see our response to comment no. 5, below.) We are only relying on Rule 416 under the Securities Act, with respect to the indeterminate number of additional shares of common stock that may be issued in connection with a stock split, stock dividend, recapitalization, or similar event or adjustment in the number of shares of common stock issuable, as applicable. As such we have revised footnote (1) to the fee table to clarify that we cannot rely on Rule 416 to cover additional shares of our common stock that may be issued as a result of the conversion formula. We understand that we will need to file a new registration statement to cover any additional shares issuable as a result of the conversion formula if the number of shares of common stock potentially issuable ends up being greater than our good faith estimate.

Facing Page

4.	We note that you checked the box on the facing page of the registration statement to indicate that you are an “Emerging growth company.” Please revise your prospectus to:

●	Describe how and when a company may lose emerging growth company status;

●	Briefly describe the various exemptions that are available to you, such as an exemption from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14(a) and (b) of the Securities Exchange Act of 1934;

●	State your election under Section 107(b) of the JOBS Act;

●	If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

●	If you have elected to avail yourself of the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Also state that as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.

Response:

The amended, additional disclosure is contained on pages 2, 21, and 55 in Amendment No. 1.

5.	Please tell us how the number of shares issuable upon conversion of the debentures registered for resale represents a good-faith estimate of the shares that you will issue.

Response:

On the Effective Date, we evaluated the number of shares of our common stock that could be issued upon conversion of the Debentures and the exercise of the Warrant on such date. We agreed with the Selling Stockholder to reserve with our transfer agent an amount equivalent to five times the number of shares of our common stock that could be issued on the Effective Date. However, on the Effective Date, we did not have a sufficient number of authorized, but unissued shares of our common stock to reserve that full number. Accordingly, the Selling Stockholder and we agreed to reserve that number of shares of our common stock that equaled the number of authorized, but unissued and unreserved shares on the Effective Date.

6.	Please clarify whether the adjustment provisions for the debentures and warrants mentioned on page 3 will be adjusted if you issue additional shares of your common stock or common stock equivalents to the investors or its affiliates at a price lower than the then current conversion price and exercise price of the debentures and warrants respectively.

Response:

We have clarified our disclosures with respect to the adjustment provisions contained in the Debentures and Warrants. The additional disclosure is contained on the facing page in Amendment No. 1. To reiterate and clarify, the adjustment provisions for the Debentures and the Warrant will not be adjusted if we issue additional shares of our common stock or common stock equivalents at a price lower than the then-current conversion price or exercise price of the Debentures or Warrant, respectively; however, the conversion price or exercise price of the Debentures or Warrant, respectively, would be adjusted as provided for by the terms of the Debentures and the Warrant.

Cover Page

7.	Please disclose, if true, that this is the initial public offering of your common stock.

Response:

The additional disclosure is contained on the cover page in Amendment No. 1.

Company Overview, page 1

8.	Please revise the disclosure on page 1 to discuss, if material, the terms of the agreement to acquire Gold Leaf Distribution LLC in January 2019. Also, tell us the status of the acquisition of Flo Beverages LLC mentioned in your February 13, 2020 press release on your website, including the specific actions you have taken regarding the acquisition since the date of the press release.

Response:

We incorrectly stated that we acquired Gold Leaf Distribution LLC (“Gold Leaf”) in January 2019. We formed Gold Leaf as our wholly-owned subsidiary. Accordingly, we have updated the disclosures in Amendment No. 1. The amended, additional disclosures are contained on pages 1, F-6, and F-36 in Amendment No. 1.

With respect to Flo Beverages LLC (“Flo Beverages”), as disclosed in our press release dated February 13, 2020, we announced that we entered into a letter of intent to acquire Flo Beverages. Unfortunately, we did not progress past the letter of intent and due diligence steps. We never entered into a purchase agreement, and no further negotiations with respect to the transactions contemplated by this letter of intent are currently ongoing.

We have incurred losses in recent years and may never achieve or maintain profitability, page 5

9.	You disclose that you had an accumulated deficit of $1,990,976, $1,202,193 and $2,264,412 as of December 31, 2019, December 31, 2018 and March 31, 2020, respectively. Based on the face of your balance sheets, it appears you actually had an accumulated deficit of $6,154,441, $4,368,420 and $6,746,377 as of December 31, 2019, December 31, 2018 and March 31, 2020, respectively. Please revise your disclosure and ensure the amounts disclosed here agree to the amounts presented on the face of your balance sheets.

Response:

We corrected and updated this disclosure. The amended, additional disclosure is contained on page 6 in Amendment No. 1.

Cautionary Note Regarding Forward-Looking Statements, page 22

10.	Please delete the reference to Section 27A of the Securities Act or explain why you believe your statement falls under the safe harbor provision.

Response:

We have deleted the reference to Section 27A of the Securities Act in the section entitled “Cautionary Note Regarding Forward-Looking Statements” on page 23 in Amendment No. 1.

Description of Securities, page 26

11.	Given that you have 4,000,000 shares of Series A preferred stock issued and outstanding at December 31, 2019 and March 31, 2020, please enhance your disclosure to discuss your Series A preferred stock in a manner similar to your disclosure related to your Series B, C and D preferred stock on page 27.

Response:

We have included additional disclosure with respect to our Series A preferred stock, which remained outstanding as of December 31, 2019 and June 30, 2020. The amended, additional disclosure is contained on page 28 in Amendment No. 1. However, because all of the issued and outstanding shares of Series A preferred stock were converted into shares of our common stock, and we subsequently amended our Amended and Restated Certificate of Incorporation, which no longer contains the Series A preferred stock designation, we have not included any disclosure in the Security Ownership of Certain Beneficial Owners and Management section in Amendment No. 1.

Market Information, page 32

12.	Please disclose when your common stock was approved for trading on the OTCQB.

Response:

The amended, additional disclosure is contained on page 33 in Amendment No. 1.

Description of the Business, page 33

13.	We note the disclosure on pages F-17 and F-37 that the company issued 20 million shares of common stock to Ryan Medico in connection with an agreement and 14,860,346 shares issued to Mr. Medico were forfeited and cancelled. Please expand the appropriate section to clarify your relationship with Mr. Medico in view of your references to your “contractor agreement” and “professional services agreement” with him mentioned on pages F-17 and F-37, respectively, and the statement in your press release dated March 31, 2016 on your website that the company “has hired Mr. Ryan Medico as its new CFO.”

Response:

We entered into an Executive Employment Agreement with Ryan Medico on March 30, 2016, whereby we hired Mr. Medico to serve as our Chief Financial Officer until January 1, 2017. The notes to our Consolidated Financial Statements for the three months ended March 31, 2020 and the year ended December 31, 2019 incorrectly referred to this agreement as a “contractor agreement” and “professional services,” respectively. In connection with the agreement and Mr. Medico’s service as our Chief Financial Officer, we agreed to issue to Mr. Medico 20 million shares of our common stock and negotiate a cash salary when we determined that we could pay such salary. In July 2019, he forfeited 14,860,346 shares of the 20,000,000 shares previously issued to him.

The amended, additional disclosure regarding Mr. Medico is contained on page F-50 in Amendment No. 1.

14.	We note that you mention in your press release dated August 3, 2017 and September 25, 2017 on your website that the company “recently entered a Strategic Alliance Agreement” and “[y]our partnership” with Elev8 Brands, Inc., respectively. Please expand the appropriate section to disclose the material terms of the Strategic Alliance Agreement and partnership and file as exhibits the agreements.

Response:

In 2017, we orally agreed with Elev8 Brands, Inc. (now known as Branded Legacy, Inc., but formerly known as Elev8 Brands, Inc. and, prior to that, known as PLAD, Inc. (and is referred to herein as “Branded Legacy”)), to work together to promote each other’s products. Branded Legacy was similarly operating within the hemp industry and we believed there were opportunities to help each company expand its respective market reach and awareness. No agreement was entered into; no payments or other sums were made or exchanged between the parties. This arrangement continued for approximately one year, at which time the parties determined that there were not as many opportunities as initially anticipated. We did not update the disclosures in Amendment No. 1 because (i) this arrangement has not been in place for almost two years; (ii) we did not pay or receive any monies as a result of this arrangement; (iii) we did not recognize any significant benefits from this arrangement; and (iv) we do not consider Branded Legacy to be a partner of ours, if they ever were.

Raw Materials and Suppliers, page 36

15.	We note your disclosure in Note 15 on page F-20 and in Note 16 on page F-40. Please address in this section your dependence on a limited number of vendors as appropriate.

Response:

The amended, additional disclosure is contained on pages 37, F-27, and F-56 in Amendment No. 1.

Management’s Discussion and Analysis, page 42

16.	We note your disclose on page F-19 that “many contracts will come to fruition and product launches are currently scheduled to occur” and the company “anticipates having a revenue projection of $6 to $8 million for the year ended December 31, 2020.” Given the stage of development of your products and business, tell us how you were able to determine projected revenue for the year ended December 31, 2020. In addition, tell why you believe it is appropriate to present only revenue. For guidance, see Item 10(b)(2) of Regulation S-K regarding disclosures accompanying projections, disclosures of revenue without a measure of income, and the basis for projections.

Response:

We projected revenues based on revenue growth from fiscal 2018 to fiscal 2019 and then also considered new distribution channels or store locations that we were expecting to obtain during fiscal 2020 prior to the coronavirus pandemic. In Amendment No. 1, we deleted the reference to the revenue projections and, in addition, determined not to provide any projections or guidance of any other financial measures.

Results of Operations, page 43

17.	You disclose on page 43 that you expect cost of sales to decrease as a direct correlation to increases in sales; however, you disclose on page 45 that you expect cost of sales to increase as a direct correlation to increase in sales. Given that these statements appear to contradict each other, please enhance your disclosure to provide further clarification.

Response:

Typically, we expect that the cost of revenues will increase overall as a direct correlation to increases in sales. Thus, our cost of revenues increases on an absolute basis versus on a percentage of sales. At the same time, when sales increase, thereby increasing our orders to our co-packers, our cost of products decreases because of the volume discounts we receive from our co-packers. This amended, additional disclosure is contained on pages 45, 46, and 48 in Amendment No. 1.

18.	Please revise your disclosure on page 44 and page F-19 to state that you incurred a net loss of $1,029,105 for the three months ended March 31, 2020. Currently, you disclose that you incurred a net loss of $354,506. Please also revise the amount of the increase in net loss that you incurred for the three months ended March 31, 2020 as compared to the three months ended March 31, 2019.

Response:

We have updated our disclosure in the Amendment No. 1 to reflect our net losses for the three and six months ended June 30, 2020 and 2019. The amended, additional disclosure is contained on pages 46, 47, and F-26 in Amendment No. 1.

19.	You disclose on page 45 that the increase in SG&A expenses was primarily due to a 40% increase in professional fees, a 38% increase in salaries and wages, and a 6% increase in advertising and promotion fees; however, you disclose on page 46 that professional fees increased 79%, salaries and wages experienced an infinite increase, and advertising and promotion fees increased 79%. We further note, given the amounts disclosed on page 46, it appears that professional fees actually increased 374% and advertising and promotion fees increased 372%. Please revise your disclosure to ensure that the related amounts are disclosed consistently and accurately.

Response:

The amended, additional disclosure is contained on pages 45, 46, and 48 in Amendment No. 1.

Off-Balance Sheet Arrangements, page 47

20.	We note the acquisition in October 2016 mentioned in this section and the reference in the press release dated June 8, 2016 on your website to the acquisition of Elev8 Hemp, LLC. Please expand the disclosure in the appropriate section to discuss the acquisition, such as material terms of the acquisition, when the company acquired Elev8 Hemp, LLC and who sold Elev8 Hemp, LLC to the company.

Response:

On May 26, 2016, Robert Clark, our President and Chief Executive Officer, formed Elev8 Hemp, LLC, a Delaware limited liability company (“Elev8 Hemp”), on behalf of Ryan Medico, our then-Chief Financial Officer. Mr. Medico was the sole owner of and served as President of Elev8 Hemp.

In June 2016, we entered into a letter of intent with Elev8 Hemp to acquire it, such that it would become our wholly-owned subsidiary. Pursuant to the letter of intent, on June 7, 2016, we entered into an Acquisition Agreement with Elev8 Hemp (the “Elev8 Hemp Acquisition Agreement”), whereby we agreed to acquire 100% of the ownership of Elev8 Hemp and, in exchange, we agreed to issue to Mr. Medico 5 million restricted shares of our common stock, which had a fair market value of $50,000. The Elev8 Hemp Acquisition Agreement provided that, if we failed to capitalize adequately the development of Elev8 Hemp to complete its objectives set forth in its business plan, then Mr. Medico would have the option until March 31, 2018 to repurchase Elev8 Hemp from us for a purchase price of $50,000, which could be paid in shares of our common stock.

On October 10, 2016, we entered into a Membership Interest Purchase Agreement (the “Membership Interest Purchase Agreement”) with Branded Legacy,, to sell 100% of the then-issued and outstanding membership interests of Elev8 Hemp to Branded Legacy in consideration of its issuance to us of 200 million shares of its common stock, par value $0.00001. In connection with this transaction, Mr. Medico became the Chief Executive Officer and sole director of Branded Legacy. The parties desired to enter into the Membership Interest Purchase Agreement because we did not have adequate capital to fund the development of Elev8 Hemp’s business, as well as our own. Until July 2018, Mr. Medico also continued to serve as our Chief Financial Officer.

On April 14, 2017, our board of directors declared a dividend to our stockholders of an aggregate of 51,396,608 shares of common stock of Branded Legacy (the “Dividend Distribution”). Our stockholders received one share of common stock of Branded Legacy for every 10 shares of our common stock held on the record date. On the record date, we had approximately 104 stockholders, all of whom received this dividend. After the payment of the dividend, we still held 148,603,392 shares of common stock of Branded Legacy.

On March 6, 2018, we entered into a Securities Exchange and Settlement Agreement (the “First Exchange Agreement”) with Branded Legacy. Pursuant to the First Exchange Agreement, we exchanged with Branded Legacy the remaining 146,603,365 shares of its common stock held by us for 2,746,723 shares of Branded Legacy’s Series D preferred stock. The shares of Series D preferred stock were initially convertible into 164,803,380 shares of Branded Legacy’s common stock.

On November 26, 2019, we entered into a second Securities and Exchange Agreement with Branded Legacy, whereby we exchanged the 2,746,723 shares of Branded Legacy’s Series D preferred stock for its 10-year Promissory Note in our favor in the original principal amount of $1,500,000 (the “Branded Legacy Note”). The Branded Legacy Note is unsecured, non-convertible, and all principal and accrued and unpaid interest thereon is due and payable on November 27, 2029.

In more recent discussions with our independent registered public accounting firm, we determined that the Branded Legacy Note should be classified as a note receivable on our balance sheet as of December 31, 2019 and June 30, 2020, with a full reservation due to current doubts about collectability due to the dollar amount and duration of the term of the Branded Legacy Note, rather than disclosing the note receivable as an “investment” but not recording it on the then-accompanying balance sheets. Because of this re-classification, the note receivable is no longer an off-balance sheet arrangement. Accordingly, this disclosure in Amendment No. 1 is now in the Liquidity and Capital Resources section of Management’s Discussion and Analysis of Financial Condition and Results of Operations.

We have expanded our disclosures, as appropriate, in Amendment No. 1. These amended, additional disclosures are contained on pages 51, F-14, and F-45 in Amendment No. 1.

21.	We note your disclosure in this section that on April 14, 2018 the board declared a dividend to your stockholders of shares of common stock of Branded Legacy. Please tell us the exemption you relied upon to issue the common stock for the dividend.

Response:

As disclosed in the Registration Statement, in October 2016, we entered into the Membership Interest Purchase Agreement with Branded Legacy to sell 100% of the issued and outstanding membership interests of Elev8 Hemp to Branded Legacy in consideration of Branded Legacy’s issuance of us of 200,000,000 shares of its common stock, par value $0.00001. In April 20174, our board of directors declared the Dividend Distribution, as described above. Our stockholders received one share of common stock of Branded Legacy for every 10 shares of our common stock held on the record date. On the record date, we had approximately 104 stockholders, all of whom received this dividend. After payment of the dividend, we held 148,603,392 shares of Branded Legacy’s common stock.

We respectfully submit that the Dividend Distribution did not require registration of such shares of common stock of Branded Legacy under the Securities Act. We believe the Dividend Distribution should not be viewed as constituting an “offer to sell” or “sale” of securities within Section 2(a)(3) of the Securities Act and, accordingly, registration of Branded Legacy’s common stock was not required. Staff Legal Bulletin No. 4 (September 16, 1997) (the “SLB 4”) confirms that the registration of shares distributed in a spin-off is not required under the Securities Act, where: (1) the parent stockholders do not provide consideration for the spun-off shares; (2) the spin-off is pro-rata to the parent stockholders; (3) the parent provides adequate information about the spin-off and the subsidiary to its stockholders and to the trading markets; (4) the parent has a valid business purpose for the spin-off; and (5) if the parent spins-off “restricted securities,” it has held those securities for at least two years.

(1)	Our stockholders did not provide any consideration for the shares of Branded Legacy’s common stock that each holder received from us. None of our stockholders paid any consideration to us, or any third party, to receive the shares of Branded Legacy’s common stock pursuant to the Dividend Distribution. Our stockholders received their shares of Branded Legacy’s common stock as a dividend by virtue of their ownership of shares of our common stock on the record date. Accordingly, the Dividend Distribution does not constitute a “sale” or “offer for sale,” as such terms are defined in Section 2(a)(3) of the Securities Act.

[4]	We note that there was an inadvertent error with respect to the date in our original filing, which has been corrected in Amendment No. 1.

(2)	The Dividend Distribution was pro rata. We distributed the shares of Branded Legacy’s common stock to our stockholders as a dividend in accordance with each of our stockholders’ respective ownership of our common stock.

(3)	At the time of the Dividend Distribution, Branded Legacy and we were filing reports with the OTC Markets under its Alternative Reporting Standards. In April 2017, our shares of common stock were quoted on the OTC Markets’ Pink® Open Market (the “Pink Tier”) and we were filing information with the OTC Markets in accordance with its Alternative Reporting Standards. Similarly, in April 2017, Branded Legacy’s shares of common stock were quoted on the Pink Tier and it was filing information with the OTC Markets in accordance with its Alternative Reporting Standards. In SLB 4, the Staff, in analyzing this disclosure requirement, assumed that the parent was a reporting company and then the Staff provided for various scenarios that depended upon whether the subsidiary was a reporting company under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or was a non-reporting company before and after the spin-off. In our case, neither we (as the parent company) nor Branded Legacy (as the subsidiary) was a “reporting company” under the Exchange Act. Instead, both companies, before and after the Dividend Distribution date, regularly provided information to their respective stockholders through reports filed with the OTC Markets in accordance with its Alternative Reporting Standards. As our stockholders were not then purchasing the shares of Branded Legacy’s common stock and, thus, no investment decision was made or deemed to have been made by them, as well as our stockholders then having access to the same type of public information regarding Branded Legacy as they were used to obtaining regarding us, we assert this condition has been met.

(4)	There was a valid business purpose for the Dividend Distribution. The Dividend Distribution to our stockholders was motivated by a valid business purpose, rather than by a desire to evade the registration requirements of the securities laws. Initially, Elev8 Hemp was our wholly-owned subsidiary. We had hoped to be able to develop our business and our subsidiary’s business simultaneously. When it became clear that we did not have the capital necessary to fund both businesses adequately, we entered into the Membership Interest Purchase Agreement, pursuant to which we sold our interest in Elev8 Hemp and, in consideration therefor, received shares of Branded Legacy’s common stock. By effectuating the Dividend Distribution, we were able to provide our stockholders with ownership in Branded Legacy, the parent company of our former wholly-owned subsidiary, thereby also providing them with the possibility of some prospective value, given that we were still incurring substantial losses in our core businesses. Further, the Dividend Distribution did not create a new trading market for the shares of Branded Legacy’s common stock. At the time of the Dividend Distribution, Branded Legacy’s shares of common stock were quoted on the Pink Tier, and it had been filing reports with the OTC Markets in accordance with its Alternative Reporting Standards since at least December 2009 (and, perhaps, earlier). Further, as reported in Branded Legacy’s quarterly report filed with the OTC Markets, as of March 31, 2017 (approximately two weeks prior to the record date for the Dividend Distribution), Branded Legacy had 649,785,396 shares of its common stock outstanding; thus, the Dividend Distribution shares represented a small percentage of the outstanding shares (less than 8%).

(5)	The holding period for restricted securities was substantially met. SLB 4 sets forth that, if a parent “spins-off” restricted securities, the parent must have held those securities for at least two years. SLB 4 was issued by the Staff in 1997, at which time, Rule 144 set forth a holding period of two years, subject to certain limitations. In 1997, this time period was shortened, and it was again shortened in 2007. Thus, the two-year period set forth in SLB 4 likely was intended to track the then-applicable holding period in Rule 144. For non-reporting issuers, the holding period currently set forth in Rule 144 is one year, and, for reporting issuers, the holding period currently set forth in Rule 144 is six months. We received the shares of Branded Legacy’s common stock in October 2016 and then distributed these shares in April 2017; thus, we held the shares for six-months only. We acknowledge that this is shy of the current Rule 144 holding period for non-reporting issuers by six months and shy of the holding period set forth in SLB 4 by 18 months. However, we respectfully disclose that, when we contemplated a distribution and subsequently effectuated the Dividend Distribution to our stockholders, we were not advised by our then-legal counsel of the existence of any type of holding period or the requirement that we must then register the Dividend Distribution or meet an exemption from registration. Further, given that the Dividend Distribution occurred more than three years ago, we do not have the information available to us regarding whether our then-stockholders still hold these shares of Branded Legacy and do not have any means available to remedy the situation, even if a remedy were otherwise to be required.

Nevertheless, we believe that we substantially meet the conditions set forth in SLB 4. Further, we also note that the Commission has long taken the position that a dividend or distribution of securities generally does not constitute an “offer” or “sale” within the meaning of Section 2(a)(3) of the Securities Act. See Securities Act Release No. 33-929. In general, Section 5 of the Securities Act prohibits the “sale” of a security unless a registration statement filed pursuant to the Securities Act is in effect. Section 2(a)(3) defines a “sale” to “include every contract of sale or a disposition of a security or interest in a security, for value.” In this case, our stockholders did not provide any consideration, or value, for the shares received in the Dividend Distribution. Our stockholders merely (figuratively) opened their mail in April 2017 only to find that they were the recipients of the Dividend Distribution – no questions asked by us or by them. For this reason alone, we believe that no exemption from the registration requirements was required because no sale occurred – hence, there was nothing to register.

Critical Accounting Policies, page 48

22.	You disclose on page 50 that you had a balance in accrued stock-based compensation at December 31, 2019 and 2018 of $1,386,500 and $1,200,000, respectively. Additionally, you disclose that you had a balance in accrued stock-based compensation at March 31, 2020 and 2019 of $1,386,500 and $1,200,000, respectively. Please confirm that these amounts for each period presented are accurate.

Response:

The amounts for the periods referenced above were accurate. However, these amounts have been updated with respect to the periods ended June 30, 2020 and 2019. The amended, additional disclosure is contained on page 55 in Amendment No. 1.

Management, page 52

23.	Please revise Mr. Clark’s business experience to include his work experience as President at Elev8 Brands Inc. See Item 401(e) of Regulation S-K.

Response:

The Registration Statement inadvertently disclosed that Mr. Clark served as Branded Legacy’s Chief Executive Officer from 2012 through 2015, instead of stating he served as its President during that time period. In the Registration Statement, we disclosed that, “Branded Legacy, Inc. [was] formerly known as Elev8 Brands, Inc. . . .” [page 47.] We revised the disclosure on page 57 of Amendment No. 1 to change Mr. Clark’s title from Chief Executive Officer to President.

Security Ownership of Certain Beneficial Owners and Management, page 59

24.	Please tell us whether Matthew Nicoletti and Quantum Capital Group LLC are beneficial owners of more than 5% of your common stock. In this regard, we note that you state on pages II-2 through II-5 the number of shares of common stock issued to them; however, Matthew Nicoletti and Quantum are not mentioned in the table on page 59.

Response:

Neither Matthew Nicoletti nor Quantum Capital Group LLC is a beneficial owner of more than 5% of our common stock. All shares of common stock previously beneficially owned by Mr. Nicoletti or Quantum Capital Group LLC have been sold to the best of our knowledge.

25.	Please revise to explain your statement: (1) on page II-3 that you entered into an agreement with Mr. Nicoletti in April 2018 for the sale and issuance of up to 106,000 shares of Series C Preferred Stock; and (2) on page II-5 that you issued shares of common stock to Quantum in July 2019 in connection with the conversion of 106,000 shares of Series C Preferred Stock.

Response:

The amended, additional disclosure is contained on pages II-4 through II-6 in Amendment No. 1.

26.	We note the disclosure on page 60 about shares issued to Mr. Clark that he returned to you “with the understanding that the shares would be re-issued to Mr. Clark in the future.” Please disclose: (1) when you issued the shares to Mr. Clark and when he returned the shares; (2) the consideration, if any, exchanged in connection with the issuance and return of the shares; (3) the business reasons for returning the shares; and (4) the factors to be considered in determining when to re-issue the shares to Mr. Clark. Also, file the written agreement concerning the return and re-issuance of the shares. If the agreement is an oral contract, say so clearly in your disclosure and file a written description of the agreement. For guidance, refer to Question 146.04 of the Division of Corporation Finance’s Regulation S-K Compliance and Disclosure Interpretations which can be found on the Commission’s website.

Response:

The amended, additional disclosure is contained on page 64 in Amendment No. 1. We have also filed a written description of the oral agreement as Exhibit 10.28 to Amendment No. 1.

27.	Please reconcile the disclosure on page 60 about the return by Mr. Clark of 169,999,860 shares of common stock to you that were accrued with the disclosure in Note 11 on page F-37 about 120 million shares returned to you and accrued.

Response:

On August 12, 2015, we entered into an Employment Agreement with Robert Clark (the “Clark Employment Agreement”). On December 1, 2016, we entered into an Amendment to Employment Agreement (the “Clark Amendment”; and, together with the Clark Employment Agreement, the “Amended Clark Employment Agreement”). Pursuant to the Amended Clark Employment Agreement, we agreed to issue to him, among other securities, 200,000,000 shares of our common stock. Immediately, Mr. Clark decided to defer receipt of 80,000,000 of such shares, thus leaving 120,000,000 shares of our common stock issuable to him. Those 120,000,000 shares of our common stock were issued to Mr. Clark, as follows: (i) on October 28, 2015, we issued 30,000,000 of such shares; (ii) on March 2, 2016, we issued 40,000,000 of such shares; and (iii) on May 16, 2016, we issued 50,000,000 of such shares. Mr. Clark later sold an aggregate of 12,900,000 of those shares and returned to us 90,000,000 of those shares, which resulted in (i) Mr. Clark remaining the record and beneficial owner of 17,100,000 of those shares of our Common Stock and (ii) subject to the July 2020 issuance to Mr. Clark of 140 shares of Series C Preferred Stock (see below), our accruing and owing to Mr. Clark an aggregate of 170,000,000 of those shares to be reissued to him upon his request pursuant to the terms of our oral agreement with him. In July 2020, we issued to Mr. Clark 140 shares of Series C Preferred Stock, which are convertible into 140 shares of common stock; thus, we have accrued and still owe Mr. Clark 169,999,860 shares of our common stock.

We have revised the disclosures in Amendment No. 1 to clarify the foregoing. The amended, additional disclosure is contained on pages 64, F-21, and F-49 in Amendment No. 1.

Certain Relationships and Related Transactions and Director Independence, page 63

28.	Please provide the disclosure required by Item 404 of Regulation S-K, such as the related party transactions on January 24, 2018, September 7, 2018 and July 10, 2020 mentioned on pages II-3, II-4 and II-5, respectively. In addition, update the disclosure in this section. We note for example the disclosure on page 63 about outstanding balances as of March 31, 2020.

Response:

As noted in our response to comment no. 27, above, we entered into a series of agreements with Mr. Clark defined as the Amended Clark Employment Agreement. Pursuant to the Amended Clark Employment Agreement, we agreed to issue to Mr. Clark 500,000 shares of our Series D Preferred Stock as part of his compensation for his services as our Chief Executive Officer, President, and Secretary, and our Chairman of the Board of Directors. We issued those shares on January 24, 2018, shortly after we designated the requisite shares of our preferred stock as “Series D Preferred Stock” and filed the designation information with the Secretary of State of the State of Delaware. The terms of the Amended Clark Employment Agreement, and the issuance of the Series D Preferred Stock, are discussed on page 62 in Amendment No. 1 under the section entitled Executive and Director Compensation.

Pursuant to Instruction 5.a. to Item 404 of Regulation S-K, this issuance was not discussed in the “Certain Relationships and Related Party Transactions and Director Independence” section of the Registration Statement because it was included in the narrative discussion in the executive compensation section of the Registration Statement (and pursuant to Item 404 of Regulation S-K compensation is not required to be discussed). However, we have included the discussion as requested. The amended, additional disclosure is contained on page 67 in Amendment No. 1.

Similarly, on July 24, 2018, we entered into an offer letter with Matthew Crystal, one of our independent directors (the “Crystal Agreement”). Pursuant to the Crystal Agreement, and in consideration for Mr. Crystal’s services as an independent director, we issued 500,000 shares of our common stock to him on September 7, 2018. The terms of the Crystal Agreement and the issuance of these shares to Mr. Crystal is discussed on page 63 in Amendment No. 1.

Pursuant to Instruction 5.a. to Item 404 of Regulation S-K, this issuance was not discussed in the “Certain Relationships and Related Party Transactions and Director Independence” section of the Registration Statement because it was included in the narrative discussion in the director compensation section of the Registration Statement (and pursuant to Item 404 of Regulation S-K compensation is not required to be discussed). However, we have included the discussion as requested. The amended, additional disclosure is contained on page 67 in Amendment No. 1.

On September 8, 2019, we entered into an offer letter with William Jeffrey Outlaw, one of our independent directors (the “Outlaw Agreement”). Pursuant to the Outlaw Agreement, and in consideration for Mr. Outlaw’s services as an independent director, we issued 10,000,000 shares of our common stock to him on July 30, 2019. The terms of the Outlaw Agreement and the issuance of these shares to Mr. Outlaw is discussed on page 63 in Amendment No. 1.

Pursuant to Instruction 5.a. to Item 404 of Regulation S-K, this issuance was not discussed in the “Certain Relationships and Related Party Transactions and Director Independence” section of the Registration Statement because it was included in the narrative discussion in the director compensation section of the Registration Statement (and pursuant to Item 404 of Regulation S-K compensation is not required to be discussed). However, we have included the discussion as requested. The amended, additional disclosure is contained on page 67 in Amendment No. 1.

On July 10, 2020, we issued 2,700,000 shares of our common stock to Mr. Clark upon conversion of the 2,700,000 shares of our Series A Preferred Stock of which he then was the record and beneficial owner. The shares of Series A Preferred Stock were issued to Mr. Clark on December 29, 2017 as compensation pursuant to the Amended Clark Employment Agreement. The terms of the Amended Clark Employment Agreement and the issuance of the shares of our Series A Preferred Stock to Mr. Clark is discussed on page 62 of Amendment No. 1.

Pursuant to Instruction 5.a. to Item 404 of Regulation S-K, this issuance of the 2,700,000 shares of our common stock was not discussed in the “Certain Relationships and Related Party Transactions and Director Independence” section of the Registration Statement because it was included in the narrative discussion in the executive compensation section of the Registration Statement (and pursuant to Item 404 of Regulation S-K compensation is not required to be discussed). However, we have included the discussion as requested. The amended, additional disclosure is contained on page 67 in Amendment No. 1.

The other related party transactions are included in the amended, additional disclosure on page 67 in Amendment No. 1.

Financial Statements for the Period Ended March 31, 2020, page F-1

29.	Please include interim financial statements for the period ended June 30, 2020. Please similarly update your financial information throughout the filing. See Rule 8-08 of Regulation S-X.

Response:

Our unaudited financial statements for the period ended June 30, 2020 have been included in Amendment No. 1. Further, Amendment No. 1 has been updated throughout with respect to these financial statements.

30.	We note your statement that these interim financial statements were not subject to review by your auditor. When you update your financial statements, please make arrangements for your auditor to review your interim financial statements.

Response:

Our PCAOB registered independent public accounting firm has reviewed our unaudited financial statements for the period ended June 30, 2020, as if they had been included in a Quarterly Report on Form 10-Q for that period.

31.	We have reviewed your financial statements for the three months ended March 31, 2020 and have the following observations:

●	The amounts presented in the December 31, 2019 balance sheet on page F-2 do not agree to the amounts presented in the December 31, 2019 balance sheet on page F-22;

●	The number of shares of common stock issued and outstanding as of March 31, 2020 and December 31, 2019, as presented on page F-2, do not appear to be accurate;

●	The December 31, 2019 amounts related to common stock, preferred stock, additional paid in capital, accumulated deficit, and total stockholders’ deficit presented on page F-4 do not agree to the December 31, 2019 amounts presented on page F-2;

●	The March 31, 2020 amount of common shares presented on page F-4 does not agree to the March 31, 2020 amount of common shares presented on page F-2;

●	Net loss for the three months ended March 31, 2019 as presented on page F-5 does not agree to net loss for the three months ended March 31, 2019 as presented on page F-3;

●	Cash at the beginning of the period as presented in the March 31, 2020 column of your cash flows statement on page F-5 does not agree to the December 31, 2019 cash balance as presented on page F-2;

●	Your footnote disclosure related to balance sheet items often refers to “March 31, 2020 and 2019…” For example, you disclose on page F-7 that “the balance of allowance for uncollectible accounts as of March 31, 2020, and 2019, is $5,019 and $0, respectively.” Please clarify the disclosure in the footnotes to specifically state the balance sheet amounts are as of March 31, 2020 and December 31, 2019;

●	You refer to ASU No. 2019-07 on page F-11. Please clarify if you meant to refer to ASU No. 2018-o7. In addition, given that both ASU No. 2016-02 and ASU No. 2018-07 are effective for fiscal years beginning after December 15, 2019, it is not clear how the effect of these accounting standards updates has not been determined as of March 31, 2020;

●	You disclose on page F-19 that you incurred a net loss of $591,936 for the three months ended March 31, 2030 instead of March 31, 2020; and

●	You disclose on page F-19 that you had a stockholders’ deficit of $1,279,699 as of March 31, 2019 instead of December 31, 2019.

This is not meant to be an all-inclusive list of the significant deficiencies that were noted in your interim financial statements. When you update your interim financial statements, please perform a comprehensive review to ensure that the financial statements are presented accurately and in accordance with U.S. GAAP and Regulation S-X.

Response:

We have addressed these issues in our unaudited financial statements for the three and six months ended June 30, 2020 contained in pages F-2 through F-30 in Amendment No. 1.

32.	We note that you entered into a registration rights agreement under which you agreed to register the Conversion Shares and the Warrant Shares. Please disclose whether there are any maximum cash penalties under the registration rights agreement, if applicable. Please also disclose any additional penalties resulting from delays in registering your common stock. Refer to ASC 825-20-50-1.

Response:

The amended, additional disclosure is contained on page F-12 in Amendment No. 1.

Financial Statements for the Year Ended December 31, 2019, page F-22

33.	We note your disclosure on page 1 that you acquired Gold Leaf Distribution LLC in January 2019. We further note your disclosure on page F-32 that you acquired a reporting unit in April 2019. As such, please tell us what consideration you gave to presenting the disclosures required by ASC 805-10-50.

Response:

As noted in our response to comment no. 8, above, we incorrectly stated that we acquired Gold Leaf in January 2019. We formed Gold Leaf as our wholly-owned subsidiary. Thus, because this was not an acquisition or business combination, we do not believe any disclosures are required by ASC 805-10-50.

In April 2019, Gold Leaf acquired 21,000,000 shares of common stock of BigSupersearch.com, Inc. (“BigSupersearch”), representing all of the issued and outstanding shares of its common stock, and 14,000,000 shares of its Series A preferred stock, representing all of the issued and outstanding shares of its preferred stock, for $61,000. BigSupersearch was a shell company, meaning that it had no or nominal assets and no or nominal operations. BigSupersearch had previously had its common stock quoted on the OTC Markets.

ASC 805-10-50-1 states that an operating segment is a component of a public entity that has all of the following characteristics: (i) it engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity); (ii) its operating results are regularly reviewed by the public entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assesses its performance; and (iii) its discrete financial information is available. In consideration of ASC 805-10-50, at the date we acquired BigSuperSearch, it had not engaged in business activities in the fiscal years prior to the acquisition date, and no discrete financial information was available for interim period or fiscal years after June 30, 2016. Therefore, BigSuperSearch did not meet the characteristics of an operating segment and it was not a reportable segment as outlined in ASC 805-10-50-10.

The amended, additional disclosure is contained on pages F-13 and F-43 in Amendment No. 1.

34.	Please provide the disclosures required by ASC 280-10-50-21. These should include a discussion of your internal structure, how you are organized, and whether operating segments have been aggregated. Please also provide in the notes to your financial statements the disclosures required by ASC 280-10-50-40 regarding your different products lines. In this regard, we note your disclosure on page 33 that you have four distinct product lines: hemp-infused energy drinks, CBD-infused energy water, CBD-infused high-alkaline H20, and apparel with your trademark logo.

Response:

In response to the Staff’s comment, we have amended the discussion in Note 1 and Note 2 to the Consolidated Financial Statements. We also added disclosure on our segments in the Management’s Discussion and Analysis section and added in additional Notes to our Consolidated Financial Statements. This amended, additional disclosure is contained on pages 34, 47, 49, F-6, F-12, F-24, F-36, F-42, and F-53.

We are a Delaware corporation that owns and operates a line of premier CBD lifestyle brand products. We have three wholly-owned subsidiaries: Kona Gold LLC, a Delaware limited liability company (“Kona”), HighDrate LLC, a Florida limited liability company (“HighDrate”), and Gold Leaf. We are primarily focused on product development in the functional beverage sector. Kona creates hemp-infused energy drinks, which includes Hemp Energy Drinks, CBD Energy Water, and also sells Kona merchandise and apparel, which promotes our beverages. HighDrate focuses on the development and marketing of CBD-infused energy waters geared to the fitness and wellness markets. Gold Leaf focuses on the distribution of premium beverages and snacks in key markets.

We currently sell our products through resellers, our websites, and distributors that span across 29 states. Our products are available in a wide variety of stores, including convenience and grocery stores, smoke shops, and gift shops.

In determining our reportable segments, we looked to the specific guidance included in the Financial Accounting Standard Board’s (“FASB”) ASC 280-10, Segment Reporting (“ASC 280-10”), which establishes standards for reporting information regarding operating segments in annual financial statements and requires selected information for those segments to be presented in interim financial reports issued to stockholders. ASC 280-10 also establishes standards for related disclosures about products and services and geographic areas. Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker, or decision-making group, in making decisions how to allocate resources and assess performance.

We applied the management approach in determining our operating and reportable segments and, in turn, the presentation of disaggregated information by segment. This approach allows users to see our business “through the eyes of management” based upon the way management reviews performance and makes decisions. The management approach requires information to be reported based on how the operating performance of our business units or segments (i.e., our management reporting structure) is evaluated internally.

We followed the steps outlined in ASC 280-10 in identifying our two reportable segments:

1.	We identified the Chief Operating Decision Maker (the “CODM”);

2.	We identified our components;

3.	We identified our operating segments;

4.	We aggregated the operating segments into reportable segments; and

5.	We determined which operating segments (or aggregate operating segments) are required to be presented as reportable segments based upon the quantitative thresholds established by ASC 280-10.

The following describes how we addressed each step in determining that we have two operating segments and, in turn, two reportable segments:

Step 1 – Identify the CODM

The proper determination of our operating segment(s) begins with the identification of the individual or group of individuals responsible for allocating resources and assessing performance (i.e., the CODM). As provided for in ASC 280-10:

“The term [CODM] identifies a function, not necessarily a manager with a specific title. That function is to allocate resources to and assess the performance of the segments of an entity. Often the chief operating decision maker of a public entity is its chief executive officer or chief operating officer, but it may also be a group consisting of, for example, the entity’s president, executive vice president, and others.”

Decision-making over our operations rests with our President and Chief Executive Officer, Robert Clark. Mr. Clark is responsible for the allocation of resources and assessment of the performance of our operating segments, including all operating segments within our beverage reportable segment, which represents substantially all of our operations. Mr. Clark (i) determines the financial metrics that are used to evaluate our performance, (ii) determines the organizational structure of our executive team, (iii) evaluate our performance, (iv) determines how our resources are allocated across the enterprise, and (v) recommends our annual operating budget to our board of directors for approval. Accordingly, we concluded that Mr. Clark serves as our CODM.

Step 2 – Identify components of an entity’s operations

The FASB Master Glossary defines a component as follows:

“A component of an entity comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. A component of an entity may be a reportable segment or an operating segment, a reporting unit, a subsidiary or an asset group.”

We have several operations that have discrete financial information and cash flows that can be clearly distinguished for financial reporting purposes. These operations include the operations of our wholly-owned subsidiaries, Kona, HighDrate, and Gold Leaf. Thus, we have concluded that these three operations meet the criteria to be considered a component.

Step 3 – Identify the operating segments

As provided in ASC 280-10, an operating segment is a component of a public entity that has all of the following characteristics:

●	It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity).

●	Its operating results are regularly reviewed by the public entity’s CODM to make decisions about resources to be allocated to the segment and assess its performance.

●	Its discrete financial information is available.

The following analyzes each of the three characteristics referred to above:

Engages in business activities from which it may earn revenues and incur expenses

We earn revenue from several primary sources: (i) revenue generated by sales of our beverage products through distributors, Amazon, or online sales and (ii) revenue generated by Gold Leaf’s distribution of beverage and snack products. We generate a very small percentage of our annual revenues from the sale of merchandise and apparel with our logo (approximately 1% of our annual revenues on a gross basis). Our most significant expenses relate to shipping costs and transaction fees and costs. Since we engage in activities that generate revenue and require us to incur expenses, we determined that we do engage in business activities at the component level.

Operating results regularly reviewed by the CODM

Our CODM regularly reviews our operating results at the consolidated level, and at the component level. He does not regularly review operating results below the component level. Accordingly, we determined that our CODM regularly reviews the operating results from Kona’s and HighDrate’s operations, which we will refer to as our “Beverages Segment,” and Gold Leaf’s operations, which we will refer to as our “Distribution Segment.”

Discrete financial information is available

Mr. Clark regularly reviews sales and related expenses to evaluate performance and make strategic resource allocation decisions. Those reports provide discrete financial information at our two segment levels and at our consolidated level, which we determine to be sufficient to enable Mr. Clark to evaluate performance and allocate resources. In his capacity as CODM, Mr. Clark has historically received consolidated financial information for our Beverages Segment, financial information for our Distribution Segment, and combined segment financial information on a consolidated basis. Therefore, we determined that:

●	We have two operating and reportable segments, which represent the lowest level for which discrete financial information is reviewed by our CODM for the purpose of allocating resources and assessing performance.

●	This presentation aligns with our having two reportable segments: our Beverages Segment and our Distribution Segment, which, combined, represent substantially all of our operations.

Step 4 – Aggregation of Operating Segments

The provisions of ASC 280-10 require public entities to report each material operating segment in the notes to the financial statements. However, operating segments that have similar economic characteristics and that meet certain qualitative aggregation criteria described in ASC 280-10 can be combined into a single operating segment for purposes of applying the quantitative materiality thresholds.

We determined that the operations of Kona and HighDrate are expected to have essentially the same future prospects, similar gross margins, sales trends, and are similar in all five of the following areas:

●	The nature of the products and services;

●	The nature of the production processes;

●	The type or class of customer for the products and services;

●	The methods used to distribute our products and services; and

●	The nature of the regulatory environment.

Accordingly, we believe that the operations of Kona and HighDrate meet certain qualitative aggregation criteria and can be combined into a single operating segment. The operations of Gold Leaf do not meet the qualitative aggregation criteria; thus, it cannot be combined into a single operating segment with Kona and HighDrate.

Step 5 – Determine which operating segments (or aggregate operating segments) are required to be presented as reportable segments based upon the quantitative thresholds established by ASC 280-10

Quantitative materiality thresholds are applied to determine which operating segments are required to be separately reported in the notes to the financial statements. These tests include the “10% test” for reported revenue, operating profit or loss, and total assets, and the “75% test,” which considers total external revenue.

Our two operating segments reported revenue, including both sales to external customers and intersegment sales or transfers, that is 10% or more of the combined revenue, internal and external, of all our operating segments. Furthermore, each operating segment has assets that are 10% or more of the combined assets of all our operating segments.

Based on the foregoing, our two operating segments comprised of the Beverages Segment and Distribution Segment, meet the quantitative thresholds and, thus, we must report information separately about each of our two operating segments.

Note 2- Summary of Significant Accounting Policies

J. Revenue and Provision for Sales, Returns and Allowances, page F-28

35.	We note that you adopted ASC 606 on January 1, 2019. Please help us understand how you have complied with the disclosure requirements set forth in ASC 606-10-50. For example, it doesn’t appear that you have provided disclosure of disaggregated revenues in your financial statements as required by ASC 606-10-50-5.

Response:

We acknowledge the Staff’s comment. We evaluated the guidance in ASC 606-10-50-5 and the related implementation guidance in ASC 606-10-55-89 through 55-91 and determined that additional disclosures of disaggregated net sales by product groups were not meaningful; however, we determined that net sales by revenue source would be meaningful to allow investors to understand our business activities, historical performance, or future prospects. Based on the foregoing, additional disclosure is contained in the notes to the financial statements on pages F-23 and F-53 in Amendment No. 1. When evaluating our disclosure requirements, we considered: (i) disclosures presented outside of the financial statements, such as in our reports that we have traditionally filed with the OTC Markets, (ii) information regularly reviewed by our CODM, and (iii) other information that is used by us or users of our financial statements to evaluate our financial performance. In determining the appropriate disaggregation, we also considered the categories suggested in ASC 606-10-55-91: (a) the type of good or service, (b) geographical region, (c) market or type of customer, (d) type of contract, (e) contract duration, (f) timing of transfer of goods or services (point-in-time or over time), and (g) sales channels. After analysis of these factors, we determined that the majority of our revenue earned from our two reporting segments is recognized when we satisfy the single performance obligation of transferring control of our products to our customers. When we transfer control, we do not have a significant financing component from our customers; we do not grant significant payment terms to our customers; and we do not have any material unsatisfied performance obligations. Our revenues are obtained in similar geographical locations within the United States. Our operating segments are expected to have essentially the same future prospects, similar gross margins, sales trends, and the nature of our products and customers is essentially the same; thus, the economic factors do not vary significantly and further disaggregation by product groups, other than as reported in the notes by revenue source on pages F-23 and F-53, and the supplementary information by segment to the Consolidated Financial Statements on pages F-6, F-12, F-24, F-36, F-42, and F-53 is not necessary and does not provide pertinent information to financial statement users. Furthermore, the presentation of our revenue by category is consistent between our disclosure in the notes to the Consolidated Financial Statements and the Management’s Discussion and Analysis of Financial Condition and Results of Operations and is the same information used by our CODM for his evaluation of the financial performance of our operations and making resource decisions.

Note 4 – Goodwill and Intangible Asset, page F-32

36.	Your disclosure in the table on page F-33 indicates that you had goodwill of $61,000 as of December 31, 2019. Please revise your table to indicate that you actually had goodwill of $0 as of December 31, 2019.

Response:

We amended and revised the disclosure on page F-44 in Amendment No. 1 to correct this error.

Note 9 – Equity Transactions, page F-35

37.	We have reviewed your disclosure on page F-35 and note the following:

●	You disclose here and on page F-15 that you have authorized 4,000,000 shares of Series A preferred stock; however, your disclosure on pages F-2 and F-22 states that you have authorized 5,000,000 shares of Series A preferred stock;

●	You disclose that you had 488,000 shares of Series B preferred stock issued and outstanding as of December 31, 2019 and 2018; however, your disclosure on page F-22 states that you had 488,000 and 1,138,000 shares of Series B preferred stock issued and outstanding as of December 31, 2019 and 2018, respectively; and

●	You disclose that you had 55,000 and 0 shares of Series C preferred stock issued and outstanding as of December 31, 2019 and 2018, respectively; however, your disclosure on page F-22 states that you had 0 and 271,000 shares of Series C preferred stock issued and outstanding as of December 31, 2019 and 2018, respectively.

Please revise your disclosure to correct the above apparent discrepancies.

Response:

We have amended and revised the disclosures throughout our Consolidated Financial Statements for the year ended December 31, 2019 in Amendment No. 1.

Note 13 – Commitments and Contingencies, page F-38

38.	Please enhance your disclosure here and on page F-19 to provide further information regarding the transactions with Branded Legacy, Inc. Please clarify whether Branded Legacy is a related party, and clearly tell us how you have accounted for these transactions.

Response:

As noted in our response to comment no. 20 above, after more recent discussions with our independent registered public accounting firm, we determined that the Branded Legacy Note should be re-classified. The enhanced disclosure is contained on pages F-14 and F-15, in Note 5, Note Receivable, and page F-28, in Note 21, Restatement of Previously Issued Consolidated Financial Statements, to our Consolidated Financial Statements for the three and six months ended June 30, 2020, and page F-45, in Note 6, Note Receivable, and page F-57, in Note 21, Restatement of Previously Issued Consolidated Financial Statements, to our Consolidated Financial Statements for the year ended December 31, 2019. Further, we have noted that Branded Legacy has never been, nor is it currently, a related party of ours.

Note 14 – Going Concern, page F-39

39.	You disclose on page F-40 that you saw a 1,800% growth in sales in 2019 as compared to 2018. Please revise your disclosure to state that you actually saw a 960% growth in sales in 2019 as compared to 2018.

Response:

The amended, additional disclosure is contained on page F-55 in Amendment No. 1.

Note 16- Concentrations, page F-40

40.	We note your disclosure that one customer accounted for 12%, or $19,471, of the outstanding accounts receivable in 2019. Please clarify how you calculated these amounts, given that your accounts receivable as of December 31, 2019 was $63,073.

Response:

The amended, additional disclosure is contained on page F-56 in Amendment No. 1.

Note 17 – Subsequent Events, pages F-40

41.	Please enhance your disclosure here and on page F-20 to disclose the actual date through which subsequent events have been evaluated. Please also disclose whether the date through which subsequent events have been evaluated is the date the financial statements were issued or the date the financial statements were available to be issued. Refer to ASC 855-10-50-1.

Response:

The amended, additional disclosure is contained on pages F-29 and F-57 in Amendment No. 1.

Recent Sales of Unregistered Securities, page II-2

42.	Please revise this section to comply fully with the Item 701 of Regulation S-K. We note for example, it does not appear that you have provided the information required by that item with respect to the 140 shares of Series C Preferred Stock mentioned on pages 26 and 61. As to securities sold otherwise than for cash, state the aggregate amount of consideration received by the registrant and the nature of the consideration, such as describe the services provided and when the services were provided.

Response:

The amended, additional disclosures are contained on pages II-2 through II-6 in Amendment No. 1.

Exhibits, page II-6

43.	Please make arrangements with your auditors to have them also consent to the reference as experts in auditing and accounting on page 63.

Response:

The revised consent has been filed as Exhibit 23.1 to Amendment No. 1.

If Staff should have any questions or comments regarding this submission or response, please feel free to contact the undersigned or Randolf W. Katz at 949-697-3103 or Alissa K. Lugo at 407-649-4015.

Thank you for your ongoing courtesy in this matter.

Very truly yours,

KONA GOLD BEVERAGE, INC.

By:	/s/ Robert Clark
Robert Clark
President and Chief Executive Officer